PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE

Canadian Zinc and Liidlii Kue First Nation Sign Impact and Benefits Agreement for the Prairie Creek Mine

Fort Simpson, Northwest Territories: June 17, 2011 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“CZN”) announces the signing of an Impact and Benefits Agreement (“IBA”) with the Liidlii Kue First Nation with respect to the development and operation of the Company’s Prairie Creek Mine in the Northwest Territories of Canada.

The Liidlii Kue First Nation (“LKFN”), of Fort Simpson, NWT, is a member of the DehCho First Nations. Fort Simpson is the regional capital and largest community within the DehCho Region and is the major supply and communications centre for the Prairie Creek Mine.

Under the IBA, the Liidlii Kue First Nation has agreed to support CZN in obtaining all necessary permissions and other regulatory approvals required for the Prairie Creek Mine Project.  The Agreement is intended to ensure that CZN undertakes operations in an environmentally sound manner. LKFN will appoint a qualified Monitor to monitor environmental compliance and to monitor impacts of the Mine on the environment or wildlife and to work with CZN to prevent or mitigate such impacts.

Canadian Zinc recognizes that the development and operation of the Prairie Creek Mine within the DehCho Region must provide benefits for LKFN Members. CZN has agreed to maximize LKFN Members employment in the Project, directly or through its contractors, and to give preference to LKFN businesses in the provision of goods and services and to maximize the use of LKFN businesses.

CZN and LKFN have agreed to establish a Liaison Committee to oversee implementation of the Agreement,  to ensure that LKFN Members are fully informed about the Project, to ensure that proper consultation and communication are undertaken,  and to facilitate and co-ordinate the delivery of business and employment opportunities and benefits from the Prairie Creek Mine to LKFN Members and businesses.

“Signing this landmark agreement and securing the support of the Liidlii Kue First Nation is a very important and historic step for Canadian Zinc and for the Prairie Creek Mine”, said Canadian Zinc Chairman, John Kearney.

“This is a very positive step for the development of the Prairie Creek Mine.  It is important that the Mine has the support of the local aboriginal communities and that the LKFN Members will be able to participate in and benefit from the Project”, added John Kearney.

The formal signing of the Agreement took place in Fort Simpson on June 16, 2011 and was attended by Chief Jim Antoine, Chief of the Liidlii Kue First Nation (former Premier of the Northwest Territories); the Band Council of the Liidlii Kue First Nation; the Hon. Kevin Menicoche, Member of the Northwest Territories Legislative Assembly for Nahendeh; the Mayor of Fort Simpson; other government and aboriginal officials; and representatives of the NWT Chamber of Commerce, together with Directors and Officers of Canadian Zinc.

The public signing ceremony was held with members of LKFN community at the Fort Simpson Papal Site, located at the meeting of the Liard and Mackenzie Rivers, visited by Pope John Paul II on his second trip to Canada in 1987, and was followed by a community celebration and traditional drum dance.

At the signing ceremony Chief Jim Antoine, Chief of the Liidlii Kue First Nation, said:

“This Agreement with Canadian Zinc provides for participation for the Liidlii Kue First Nation in the Prairie Creek Mine in job creation, business opportunities and social benefits. The IBA also provides for environmental monitoring, oversight and reporting to ensure that the Mine operations are carried out in an environmentally sound manner.”

“We recognize that development and operation of the Prairie Creek Mine will have an impact on the environment, and on our communities, and we must ensure that an adequate level of protection is provided and we must be satisfied that the mitigations and contingencies proposed by CZN will provide that level of protection”, added Chief Antoine.

CZN has agreed to undertake certain social measures relating to the Project, including assistance in the future development of business opportunities and in capacity building. CZN has agreed to make contributions to the Liidlii Kue Dene Trust Fund to be used to assist in solving social concerns, such as problems of elders and youth, language, health and welfare, and maintenance of LKFN traditional pursuits.

CZN has also agreed to make contributions to an Educational Fund to assist LKFN members seeking vocational or technical skills training or education, and to a Community Fund to support ongoing community youth and health programs and activities.

Kevin Menicoche, Member of the Northwest Territories Legislative Assembly, who witnessed the signing ceremony, stated:

“I am pleased that LKFN and CZN are willing to move along with this agreement and I look forward to the benefits that the Prairie Creek Project has to offer Fort Simpson, Nahanni Butte and the region.”

Agreement Background

The Liidlii Kue First Nation, of Fort Simpson, Northwest Territories, is a member of the DehCho First Nations and is an Indian Band under the Indian Act. Fort Simpson is the regional capital and largest community in the DehCho Region.

A Memorandum of Understanding was signed between the parties in October, 2008 in which Canadian Zinc and LKFN declared their intentions to work together, as responsible corporate citizens of the region in the spirit of co-operation for mutual benefit as well as social, ecological, cultural and economic well being.

The Prairie Creek Mine will provide significant economic opportunities for the entire DehCho Region. When in operation, it is expected that the Prairie Creek Mine will provide about 220 full-time jobs. Canadian Zinc has targeted minimum employment levels of 35%-40% Northern residents and 15%-25% Aboriginal First Nations and has undertaken to maximize business opportunities for regional First Nations communities.

The Socio Economic Study, carried out for CZN as part of Environmental Assessment, predicts that the Prairie Creek Mine will have positive and lasting impacts on the local communities and the DehCho Region.

CZN has previously signed an Impact Benefit Agreement with the Nahanni Butte Dene Band and has committed to negotiate a Socio-Economic Agreement with the Government of the Northwest Territories

Prairie Creek Mine Environmental Assessment

The proposed development and operation of the Prairie Creek Mine is currently undergoing Environmental Assessment (“EA”) by the Mackenzie Valley Environmental Impact Review Board (“MVEIRB” or “Review Board”).

In March 2010, the Company submitted its Developer’s Assessment Report (“DAR”) to the Review Board.This environmental assessment demonstrates that the Prairie Creek Mine can be successfully operated, and eventually closed, with minimal impacts on the environment.

CZN’s scientific and technical studies placed particular emphasis on assessing water quality at the Mine, including mine and process water discharge, and potential downstream effects on water and aquatic ecosystems.

The Prairie Creek Mine will utilize the water which flows naturally into and collects in the mine as the source of process water for the mill. The existing large pond (originally designed for tailings storage) will be converted into a water storage pond. Used process water and excess mine water will be treated and discharged into the Prairie Creek river using a specially designed double-piped exfiltration trench. However, the treatment and discharge schedule will be varied seasonally depending on the flow of water in the creek, with lower discharge during periods of low creek flow, in order to minimize the potential for impacts on the creek and its downstream environment.

CZN developed site specific water quality objectives of the highest standards to ensure protection of all aquatic life. CZN also formulated management plans and operating procedures that will ensure that mine operations achieve these desired water quality objectives.

The Developers Assessment Report concludes that the impacts of the development and operation of the Prairie Creek Mine can be effectively managed and minimized by implementing mitigation programs during the course of mine operations and will also result in minimal long term effects after mine closure. The assessment report indicates that operation of the Mine will not have any significant impacts on fish or aquatic life and will not have any significant adverse effect on the ecological integrity of Nahanni National Park.

The next stage in the Environmental Assessment process will be Community and Public Hearings which are scheduled to be held in Nahanni Butte and Fort Simpson, NWT, on June 22 to June 24, 2011.

The Review Board will then consider all of the reports and information submitted by the Company, government agencies and others, and presentations made at the public hearings. The Board is expected to issue its Decision and Report thereafter which will then be forwarded to the Minister of Aboriginal and Northern Affairs and Development in Ottawa for ratification.

About the Prairie Creek Mine:

Canadian Zinc’s principal focus is to advance the Prairie Creek Mine towards production. The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver.The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne, a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential. [Technical Report October 2007, Minefill Services Inc., Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].

The Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

Cautionary Statement - Forward Looking Information

This press release contains certain forward looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman & President	COO & Vice President Exploration
(416) 362-6686	(604) 688-2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043
E-mail: invest@canadianzinc.com     Website: www.canadianzinc.com